FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January 27, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant’s name into English)

SUITE 500, 630 – 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Press Release dated January 27, 2004.

Press Release dated January 27, 2004.

NEWS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON EUB SHUT-IN RECOMMENDATIONS

January 27, 2004  Paramount Energy Trust ("PET" or the “Trust”) (TSX – PMT.UN) advises that on January 26, 2004, the Alberta Energy and Utilities Board (“EUB” or the “Board”) Staff Submission Group (“SSG”) released their recommendations for the production status of specified gas wells in the Athabasca Wabiskaw-McMurray. The SSG recommends the shut-in of 485 producing wells with total average daily production of 135 MMcf/d as of August 31, 2003 or approximately one percent of the natural gas production of the Province of Alberta. Approximately 95 MMcf/d was shut-in by Industry on September 1, 2003 while a shut-in date has not been announced for the remaining 40 MMcf/d recommended for shut-in by the SSG.

PET had over 250 producing or recently shut-in wells under review by the SSG, representing 44 MMcf/d of production in August 2003 of which 7.9 MMcf/d was shut-in on September 1, 2003 in accordance with EUB General Bulletin (“GB”) 2003-28.  On January 2, 2004, the EUB Regional Geological Study (“RGS”) deemed up to 36.5 MMcf/d of additional gas production as Associated with bitumen.  Of this 36.5 MMcf/d, the SSG recommends the shut-in of up to 16.5 MMcf/d or 19 percent of PET’s current daily production.  In addition, the SSG further recommends that virtually all of the production shut-in on September 1, 2003 remain shut-in. The total production volume recommended for shut-in by the SSG represents 27 percent (24.4 MMcf/d) of PET’s August 2003 production volumes.  The Trust believes that once further data is integrated, the gas production deemed a threat to potentially recoverable bitumen will be further reduced. Nevertheless the Trust will consider this latest information in the determination of its distribution to Unitholders in respect of production for the month of February 2004.

Notably the Trust’s Legend property (EUB-defined Liege Field) under review by the SSG, which currently produces approximately 17 MMcf/d, was not recommended for shut-in. Beyond preserving approximately $2.6 million per month of cash flow for the Trust, continuation of production from this property will allow for resumption of the winter capital program at Legend as well as planned acquisitions in the area, all of which were suspended as a result of the uncertainty created by the release of the EUB Regional Geological Study (“RGS”) on January 2, 2004. With the inclusion of this asset back into the Trust’s borrowing base, PET remains relatively under-leveraged and poised to resume execution of its going-concern business plan.

Further to its release on January 2, 2004, the EUB indicated in a media notice on January 26, 2004:

“…gas and bitumen producers now have the opportunity to challenge any of the Staff Submission Group's recommendations at an interim and a final EUB hearing.  The interim EUB hearing will begin on March 8, 2004, and will address the production status of wells in dispute on an interim basis.  Following the interim hearing, the panel members will deliberate upon the evidence that was brought forward during the interim hearing and will then issue a decision that best reflects the public interest.  If required, a final EUB hearing will be held to decide the final production status of wells that continue to be in dispute.”

While we continue to see mitigation of the effects of this process on the Trust, PET still has serious concerns with the technical work that has not been completed and analyzed as well as the continuing accelerated EUB process.  Clearly the SSG achieved a considerable volume of work despite the tight timeline imposed on them by the EUB process.  However it is the view of the Trust that the SSG recommendations are not based on complete technical data and analysis and do not reflect an accurate assessment of which gas production, if any, may be placing potentially recoverable bitumen at an unacceptable risk. Aside from the Legend and Chard properties, the SSG shut-in recommendations with respect to PET’s assets under review are highly correlated to the ‘Associated’ gas pool designations in the RGS. Two major deficiencies result from this approach. Firstly, the designation of ‘pressure communication with bitumen’ appears to have been made almost exclusively on the basis of geological correlation, without regard to all available pressure and engineering data.  As a consequence PET submitted specific analyses to the EUB in December and January which led PET to alternate gas pool determinations. The EUB has confirmed that none of this information was considered by the SSG in their recommendations under this accelerated process. Secondly, the adoption of the bitumen mapping in the RGS exaggerates the distribution of potentially recoverable bitumen, thus protecting bitumen which falls well below any Industry threshold for foreseeable SAGD projects.  Consensus as to the parameters to define potentially recoverable bitumen and mapping of the distribution of this bitumen is required before an accurate assessment of which gas production poses a risk to bitumen recovery can be made.

As justification for the EUB’s ongoing expedited and limited hearing process, the SSG submits that ‘there is compelling evidence to clearly demonstrate that Wabiskaw-McMurray gas pools are at an advanced stage of depletion, that significant bitumen is at risk, and that immediate action is required to address this conservation risk’ and further that ‘there is insufficient time to complete a thorough analysis of all available pressure data…and the Board must err on the side of bitumen conservation’. PET disagrees with these generalizations.  The pressure evidence demonstrates that the subject pools are at varying stages of pressure depletion, affording time for comprehensive analysis for a large number of the gas pools under review. Furthermore not all bitumen in the region is of uniform quality or commercial viability and such differentiation would lead to substantially reducing the shut-in conflict.  Consequently, PET submits that any perceived urgency should be assessed on a pool by pool basis. The overall lack of urgency in this matter is underscored by the fact that no Industry requests for shut-in have come before the Board despite the fact that approximately 50 percent of the bitumen rights are leased from the Crown within the Area of Concern.

PET, in conjunction with other area producers of gas and bitumen, submitted a formal request to the EUB to modify the proposed process to allow for the gathering, analysis and consideration of all relevant data, particularly pressure data, much of which is scheduled to be available March 1, 2004, prior to redetermining the status of any well and prior to any further action by the EUB. Inclusive in this proposal is a provision to address gas pools of perceived urgent concern on a priority and expedited basis. The EUB issued a letter to Industry on January 26, 2004 inviting written comments on the matters raised in the submissions of PET and others regarding the proposed process. Notwithstanding that the Board will be considering the requests and comments of Industry, parties intending to file a notice of disagreement with the SSG recommendations are instructed to prepare to do so by February 9, 2004.

In addition the decision on the Application to the Alberta Court of Appeal for leave to appeal GB 2003-28, filed by PET and others, is expected to be issued in the near future. This application challenges the validity of GB 2003-28 based on concerns regarding the lack of a fair and reasonable process.

With respect to those wells recommended for shut-in, PET has no choice but to continue to participate in the current accelerated EUB “process” which was initiated by the Board and is scheduled to be heard and ruled on by the Board.  The Trust intends to file technically based objections with respect to virtually all of its wells recommended for shut-in and, absent any modifications to the proposed process, will notify the EUB’s Board by February 9, 2004 of its intention to present its case at interim hearings scheduled to begin March 8, 2004.

To the extent that any PET wells continue to be identified for shut-in following the interim hearings, PET intends to pursue the matter at full EUB hearings. The Trust believes there is evidence that the vast majority of its gas production presents no threat to future potential bitumen recovery and that the application of a full and fair process and sound technical analysis should prove this to be the case.

The potential shut-in of one percent of Alberta’s gas production, a resource valued at over $1 billion, has serious implications for all Albertans not the least of which will be over $60 million in annual lost royalty revenue to the Province. There will be no immediate offset to these and other socio-economic impacts resulting from the alleviation of perceived risk to ultimate bitumen recovery in the foreseeable future.   Clearly, the potential costs to gas producers, bitumen leaseholders, the people and / or the Government of Alberta are very significant, not to mention the potential impacts on local communities, the future economic development of both resources and future investment in Alberta energy development which will have to carry the risk of regulatory intervention going forward.  PET is not aware of any publicly-disclosed assessment of the socio-economic impact of the EUB’s potential decisions.  It continues to be PET’s view that a rational assessment of the potential bitumen resource that is worthy of protection, incorporating an assessment of all socio-economic impacts which would result from the spectrum of gas shut-in, is a critical step in a process which will minimize the potential costs to all parties. Adequately researched recommendations and decisions with respect to the impact of gas production on incremental bitumen recovery, while addressing regions of perceived urgency, follow naturally from such a definition. Technological advancements should also be incorporated into the perceived risk of gas production to bitumen recovery on an ongoing basis.

PET continues to pursue all avenues to preserve its production base and Unitholders' value pursuant to its fundamental belief that no gas production in northeast Alberta poses a threat to ultimate commercial bitumen recovery that cannot be alleviated by technological solutions.  Regardless of the future actions of the EUB, including possible amendments to the current proposed process, PET will continue to insist that full and fair consideration must be given to all of the relevant evidence relating to its properties. The Trust and others continue to have ongoing discussions with the Government of Alberta regarding the amount, timing and form of compensation with respect to any gas production that is ultimately shut-in. The Government of Alberta has expressed its objective to address this issue by the end of the first quarter of 2004 but PET cannot ensure the timing or amount of any such financial solution.

PET’s submissions and related correspondence as well as further information with respect to the gas/bitumen issue and its possible effects on the Trust can be found on the Trust’s website at www.paramountenergy.com/investor relations/gas-bitumen issue.

PET will be hosting a conference call at 9:00 a.m., Calgary time, Tuesday, January 27, 2004. Interested parties are invited to take part in the conference call by calling one of the following telephone numbers 10 minutes before the start time, Toronto and area – 1-416-695-6140, outside Toronto – 1-877-461-2816.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

This news release contains forward-looking information.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions

NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES DIVERSIFYING ACQUISITION

AND CASH FLOW GUIDANCE

January 27, 2004  Paramount Energy Trust (“PET or the “Trust”) (TSX – PMT.UN) is pleased to announce that it  has entered into a Purchase and Sale Agreement to acquire an average 83% operated interest in assets in the Marten Hills area of Northeast Alberta.  The purchase price is $30.3 million effective January 1, 2004 and PET will utilize available credit facilities to acquire this property.

The 100% natural gas assets are located in close proximity to the Trust’s Northeast Alberta West Side Core Area but well outside the defined boundaries of the Alberta Energy and Utilities Board (“EUB”) gas/bitumen area of concern.  The assets are an excellent fit with PET’s existing operations and will be managed from the Trust’s Athabasca field office.

This strategic acquisition adds current daily production of approximately 7.4 MMcf/d of natural gas or 1,235 barrels of oil equivalent per day. Proved reserves, as evaluated by independent reserve evaluators, in accordance with National Instrument NI 51-101 are 7.9 BCF on a proved basis and 9.6 BCF on a proved plus probable basis. PET has identified significant multi-zone upside potential associated with the 23,000 net acres of undeveloped land as well as numerous reactivation and recompletion opportunities in existing wells, some of which will be pursued this winter.

PET will continue to pursue opportunities which will add to Unitholder value as the Trust proceeds in executing its going-concern business plan.

This acquisition, which is expected to close on or about February 5, 2004, will increase the Trust’s daily production 9 percent to approximately 90 MMcf/d. This volume does not include the 7.9 MMcf/d that was shut-in on September 1, 2003 pursuant to EUB General Bulletin GB 2003-28. Including the Marten Hills acquisition and excluding any further shut-in volumes  related to the gas/bitumen issue, the Trust currently forecasts 2004 production to average approximately 83 MMcf/d.

 The following table presents estimated 2004 monthly average cash flow per unit at various assumed average annual gas prices and production levels and assuming no compensation for any gas/bitumen shut-in production beyond the current interim financial assistance. Additional information with respect to the gas/bitumen issue and its possible effects on the Trust can be found on the Trust’s website at www.paramountenergy.com/investor relations/gas-bitumen issue.  Current average calendar 2004 AECO gas prices are approximately $6.00/GJ.

Production	Average 2004 AECO Gas Price ($/GJ)
(MMcf/d)	$5.00	$5.50	$6.00	$6.50	$7.00
	Average 2004 Cash Flow ($/Unit/Month)

85	0.171	0.186	0.204	0.222	0.241
80	0.162	0.176	0.193	0.209	0.226
75	0.154	0.166	0.181	0.197	0.212
70	0.146	0.157	0.170	0.184	0.198

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

This news release contains forward-looking information.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President

Date:  January 27, 2004